

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Peter Chin
Chief Executive Officer
Disability Access Corporation
720 W. Cheyenne Avenue, Suite 220
North Las Vegas, Nevada 89030

>   **Re: Disability Access Corporation**
>   **Amendment No. 9 to Registration Statement on Form 10**
>   **Filed September 27, 2010**
>
>   **Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2010**
>   **Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2010**
>
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009**
>
>   **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009, filed September 27, 2010

Form 10-Q/A for the period ended March 31, 2010, filed September 27, 2010

Form 10-Q/A for the period ended June 30, 2010, filed September 27, 2010

1.   We note your response to comment 2 in our letter dated September 22, 2010. Your amended reports, however, appear to be deficient because you filed the certifications only

and not the entire report for each period. Please file amended Forms 10-K and 10-Q to include the complete reports and the revised certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director